The OLB Group, Inc.

1120 Avenue of the Americas, 4th Floor

New York, NY 10036

April 27, 2026

VIA EDGAR

Rucha Pandit

Division of Corporation Finance

Office of Trade and Services
U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	The OLB Group, Inc.
Registration Statement on Form S-1 Filed April 16, 2026
File No. 333-295107

Dear Ms. Park:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The OLB Group, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on Monday, April 28, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Ronny Yakov
Ronny Yakov
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP